

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2023

Matt Maisak
Chief Operating Officer
Roivant Sciences Ltd.
7th Floor
50 Broadway
London SW1H 0DB
United Kingdom

> **Re: Roivant Sciences Ltd.**
> **Registration Statement on Form S-3**
> **Filed September 29, 2023**
> **File No. 333-274804**

Dear Matt Maisak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Byeff